UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE TO

Tender Offer Statement Under
Section 14(d)(1) or Section 13(e)(1)of the Securities Exchange Act of 1934

THE MIDDLETON DOLL COMPANY
(Name of Subject Company)
THE MIDDLETON DOLL COMPANY
(Name of Filing Person)
Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
(Title of Class of Securities)
59669P201
(CUSIP Number of Class of Securities)
Salvatore L. Bando
President and Chief Executive Officer
The Middleton Doll Company
1050 Walnut Ridge Drive
Hartland, Wisconsin 53029
(262) 369-8163
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Phillip J. Hanrahan
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,000,003	$429

*	Estimated for purposes of calculating the amount of the filing fee. This amount assumes the purchase of a total of 246,154 shares of the outstanding Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share, at the tender offer price of $16.25 per share.
**	The fee is $107 per $1,000,000 of the aggregate offering amount (or .000107 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________________________	Filing Party:_____________________________
Form or Registration No.:_____________________________	Date Filed: _____________________________

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

        This Tender Offer Statement on Schedule TO relates to the offer by The Middleton Doll Company, a Wisconsin corporation (“Middleton Doll”), to purchase up to 246,154 shares of its Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $16.25 per share, net to the seller in cash, without interest. Pursuant to the offer, shareholders who tender their shares and receive payment for the shares transfer to us their right to the tendered shares and all dividends (including the dividend payable on January 1, 2007), distributions and rights paid in respect of the tendered shares on or after December 19, 2006. Middleton Doll’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, as each may be amended and supplemented from time to time, together constitute the “Offer.”

        This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the Items of this Schedule TO as more particularly described below.

ITEM 1.      SUMMARY TERM SHEET.

        The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2.      SUBJECT COMPANY INFORMATION.

      Name and Address

        The information set forth in Section 9 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

      Securities

        The information set forth in the first paragraph of Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and in the last paragraph of “Introduction” of the Offer to Purchase is incorporated herein by reference.

      Trading Market and Price

        The information set forth in Section 7 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.      IDENTITY AND BACKGROUND OF FILING PERSON.

        This Tender Offer Statement is filed by the subject company. The information set forth in Section 9 (“Certain Information Concerning Us”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.      TERMS OF THE TRANSACTION.

      Material Terms of Tender Offer

        The following information set forth in the Offer to Purchase is incorporated herein by reference:

- Section 1 (“Number of Shares; Proration”);

- Section 8 (“Source and Amount of Funds”);

- Section 15 (“Extension of Offer; Termination; Amendment”);

- Section 5 (“Withdrawal Rights”);

- Section 4 (“Procedures for Tendering Shares”);

- Section 3 (“Acceptance for Payment and Payment for Shares”);

- Section 11 (“Effect of the Offer on the Market for the Preferred Stock; Exchange Act Registration”);

- Section 2 (“Purpose of the Offer; Certain Effects of the Offer”); and

- Section 13 (“United States Federal Tax Consequences”).

      Purchases

        The information set forth Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Purposes

        The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

      Use of Securities Acquired

        The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

      Plans

        The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Source of Funds

        The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

      Conditions

        The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

      Borrowed Funds

        Not applicable.

ITEM 8.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.      PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.      FINANCIAL STATEMENTS.

        Not applicable.

ITEM 11.      ADDITIONAL INFORMATION.

      Agreements, Regulatory Requirements and Legal Proceedings

        The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

      Other Material Information

        The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12.      EXHIBITS.

        The exhibits listed in the Exhibit Index on the page immediately following the signature page are filed as part of this Schedule TO.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2006	THE MIDDLETON DOLL COMPANY
By: /s/ Salvatore L. Bando
Salvatore L. Bando
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 20, 2006.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Shareholders from Salvatore L. Bando, President and Chief Executive Officer of The Middleton Doll Company, dated November 20, 2006.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press Release of The Middleton Doll Company, dated November 20, 2006.

(b)	None.

(d)	None.

(g)	None.

(h)	None.